FINANCIAL SUMMARY

FY2024

(April 1, 2023 through March 31, 2024)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2024 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

May 8, 2024

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Koji Sato, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 18, 2024
Payment date of cash dividends	:	May 24, 2024
Filing date of financial statements	:	June 25, 2024
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2024 (April 1,2023 through March 31, 2024)

(1)	Consolidated financial results

	(% of change from previous year)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2024	45,095,325	21.4	5,352,934	96.4	6,965,085	89.8	5,071,421	103.4	4,944,933	101.7	7,188,523	116.5
FY2023	37,154,298	18.4	2,725,025	-9.0	3,668,733	-8.1	2,492,967	-13.3	2,451,318	-14.0	3,320,681	-17.3

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to sales revenues
	Yen	Yen	%	%	%
FY2024	365.94	365.94	15.8	8.5	11.9
FY2023	179.47	179.47	9.0	5.2	7.3

(Reference) Share of profit (loss) of investments accounted for using the equity method FY2024 763,137 million yen, FY2023 643,063 million yen

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2024	90,114,296	35,239,338	34,220,991	38.0	2,539.75
FY2023	74,303,180	29,264,213	28,338,706	38.1	2,089.08

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2024	4,206,373	(4,998,751)	2,497,558	9,412,060
FY2023	2,955,076	(1,598,890)	(56,180)	7,516,966

2.	Cash Dividends

	Annual cash dividends per common share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
FY2023	—	25.00	—	35.00	60.00	816,968	33.4	3.0
FY2024	—	30.00	—	45.00	75.00	1,011,753	20.4	3.2
FY2025 (forecast)	—	—	—	—	—		—

3.	Forecast of Consolidated Results for FY2025 (April 1, 2024 through March 31, 2025)

	(% of change from FY2024)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	46,000,000	2.0	4,300,000	-19.7	5,070,000	-27.2	3,570,000	-27.8	264.95

Notes

(1)	Changes in significant subsidiaries during FY2024

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock) :
FY2024 16,314,987,460 shares, FY2023 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each fiscal year:
FY2024 2,840,815,433 shares, FY2023 2,749,807,731 shares

(iii)	Average number of shares issued and outstanding in each fiscal year:
FY2024 13,512,848,373 shares, FY2023 13,658,381,747 shares

(Reference) Overview of the Unconsolidated Financial Results

FY2024 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

1.	Unconsolidated Results for FY2024 (April 1, 2023 through March 31, 2024)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2024	17,575,593	24.9	3,094,495	85.2	5,578,695	58.4	4,399,855	49.8
FY2023	14,076,956	11.7	1,670,484	47.9	3,520,848	62.1	2,936,379	73.3

	Net income per common share - Basic	Net income per common share - Diluted
	Yen	Yen
FY2024	325.61	325.61
FY2023	214.99	214.99

(2)	Unconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per common share
	Million yen	Million yen	%	Yen
FY2024	28,161,955	20,440,081	72.6	1,516.98
FY2023	23,230,320	16,493,041	71.0	1,215.84

(Reference) Equity at the end of FY2024: 20,440,081 million yen, Equity at the end of FY2023: 16,493,041 million yen

These consolidated financial results are not subject to certified public accountant’s or audit firm’s audit.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. With regard to Toyota’s decisions and assumptions for the forecast, please refer to “ Financial Results and Position 3. Forecast of Consolidated Financial Results for FY2025” on page 5 of the materials accompanying this report. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

Supplemental Material for Financial Results for FY2024

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2024

Financial Results

The Group has continued to work on “product-centered and region-centered management” for many years. In order to bring smiles to our customers’ faces, we have worked to “make ever-better cars” by adding more value to our products while honing the essential attributes of vehicles themselves, which are the origin of their appeal, and strived to be the “best-in-town company” that is supported by the communities in which we operate. Through these efforts, we have created a basis for sustainable growth which leverages our full lineup of products and global business foundation. As a result, we have achieved a cumulative global production volume of 300 million units in September 2023 thanks to the many customers who have chosen our vehicles.

Under these conditions, consolidated vehicle unit sales in Japan and overseas increased by 621 thousand units, or 7.0%, to 9,443 thousand units in FY2024 compared with FY2023. Vehicle unit sales in Japan decreased by 76 thousand units, or 3.7%, to 1,993 thousand units in FY2024 compared with FY2023. Meanwhile, overseas vehicle unit sales increased by 697 thousand units, or 10.3%, to 7,450 thousand units in FY2024 compared with FY2023.

The results of operations for FY2024 were as follows:

Sales revenues	45,095.3 billion yen	(an increase of 7,941.0 billion yen or 21.4% compared with FY2023)
Operating income	5,352.9 billion yen	(an increase of 2,627.9 billion yen or 96.4% compared with FY2023)
Income before income taxes	6,965.0 billion yen	(an increase of 3,296.3 billion yen or 89.8% compared with FY2023)
Net income attributable to Toyota Motor Corporation	4,944.9 billion yen	(an increase of 2,493.6 billion yen or 101.7% compared with FY2023)

The changes in operating income were as follows:

Marketing efforts	an increase of 2,000.0 billion yen
Effects of changes in exchange rates	an increase of 685.0 billion yen
Cost reduction efforts	an increase of 120.0 billion yen
Increase or decrease in expenses and expense reduction efforts	a decrease of 380.0 billion yen
Other	an increase of 202.9 billion yen

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations increased by 7,446.2 billion yen, or 22.0%, to 41,266.2 billion yen in FY2024 compared with FY2023, and operating income increased by 2,440.8 billion yen, or 111.9%, to 4,621.4 billion yen in FY2024 compared with FY2023. The increase in operating income was mainly due to marketing efforts.

(2) Financial services:

Sales revenues for the financial services operations increased by 674.5 billion yen, or 24.0%, to 3,484.1 billion yen in FY2024 compared with FY2023, and operating income increased by 132.5 billion yen, or 30.3%, to 570.0 billion yen in FY2024 compared with FY2023. The increase in operating income was mainly due to decrease in valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(3) All other:

Sales revenues for all other businesses increased by 143.2 billion yen, or 11.7%, to 1,368.1 billion yen in FY2024 compared with FY2023, and operating income increased by 71.7 billion yen, or 69.4%, to 175.2 billion yen in FY2024 compared with FY2023.

Geographic Information

(1) Japan:

Sales revenues in Japan increased by 3,437.5 billion yen, or 19.6%, to 21,020.7 billion yen in FY2024 compared with FY2023, and operating income increased by 1,582.8 billion yen, or 83.2%, to 3,484.2 billion yen in FY2024 compared with FY2023. The increase in operating income was mainly due to marketing efforts and the effects of changes in exchange rates.

(2) North America:

Sales revenues in North America increased by 4,099.1 billion yen, or 29.6%, to 17,943.0 billion yen in FY2024 compared with FY2023, and operating income increased by 581.0 billion yen, to 506.3 billion yen in FY2024 compared with FY2023. The increase in operating income was mainly due to marketing efforts and cost reduction efforts.

(3) Europe:

Sales revenues in Europe increased by 1,408.0 billion yen, or 32.9%, to 5,681.7 billion yen in FY2024 compared with FY2023, and operating income increased by 330.6 billion yen, or 575.4%, to 388.0 billion yen in FY2024 compared with FY2023. The increase in operating income was mainly due to marketing efforts and the effect of recording a 99.5 billion yen loss in FY2023, 89.8 billion yen of which was related to the termination of vehicle production in Russia.

(4) Asia:

Sales revenues in Asia increased by 685.8 billion yen, or 8.5%, to 8,730.7 billion yen in FY2024 compared with FY2023, and operating income increased by 151.1 billion yen, or 21.2%, to 865.5 billion yen in FY2024 compared with FY2023. The increase in operating income was mainly due to marketing efforts and cost reduction efforts.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 917.5 billion yen, or 26.4%, to 4,389.7 billion yen in FY2024 compared with FY2023. However, operating income decreased by 33.0 billion yen, or 14.3%, to 198.3 billion yen in FY2024 compared with FY2023. The decrease in operating income was mainly due to the unfavorable impact of inflation and weak peso in Argentina.

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

2. Consolidated Financial Position for FY2024

Cash and cash equivalents increased by 1,895.0 billion yen, or 25.2%, to 9,412.0 billion yen at the end of FY2024 compared with the end of FY2023.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 4,206.3 billion yen in FY2024. Net cash provided by operating activities increased by 1,251.2 billion yen from 2,955.0 billion yen in FY2023.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 4,998.7 billion yen in FY2024. Net cash used in investing activities decreased by 3,399.8 billion yen from 1,598.8 billion yen in FY2023.

Cash flows from financing activities

Net cash flows from financing activities resulted in an increase in cash by 2,497.5 billion yen in FY2024. Net cash provided by financing activities increased by 2,553.7 billion yen from 56.1 billion yen net cash used in FY2023.

The consolidated cash flows by segment for FY2024 are as follows:

Non-financial services

Net cash provided by operating activities was 6,970.0 billion yen, net cash used in investing activities was 4,354.0 billion yen and net cash used in financing activities was 1,238.7 billion yen.

Financial services

Net cash used in operating activities was 2,782.3 billion yen, net cash used in investing activities was 623.7 billion yen and net cash provided by financing activities was 3,734.0 billion yen.

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

3. Forecast of Consolidated Financial Results for FY2025

Toyota is taking on the challenge of transforming into a mobility company with the mission of “producing happiness for all.” We are now accelerating practical efforts to give concrete form to our vision, based on a solid management foundation in products, operations, and finances that have been established over the years.

Through the transformation into a mobility company and continuing to work on the evolution of the automobile, our goal is to contribute to creating a mobility society filled with smiling faces. We would also like to work together with many like-minded partners to achieve a new industrial structure. We believe that the key to these aims is to increase the mobility of energy and data, thereby increasing the value of mobility. Looking ahead to a future supported by electricity and hydrogen, we would like to support the creation of a society based on renewable energy in which cars serve as a medium for transporting energy, and also use mobility’s value created through data to further enrich our customers’ lives.

Under these circumstances, the current forecast of consolidated financial results for the fiscal year ending March 31, 2025 is set forth below. This forecast assumes average exchange rates through the fiscal year of 145 yen per US$1 and 160 yen per 1 euro.

Forecast of consolidated results for FY2025

Sales revenues	46,000.0 billion yen	(an increase of 2.0% compared with FY2024)
Operating income	4,300.0 billion yen	(a decrease of 19.7% compared with FY2024)
Income before income taxes	5,070.0 billion yen	(a decrease of 27.2% compared with FY2024)
Net income attributable to Toyota Motor Corporation	3,570.0 billion yen	(a decrease of 27.8% compared with FY2024)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

Basic Concept Regarding the Selection of Accounting Standards

Toyota has adopted IFRS for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons, beginning with the first quarter of the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

Unaudited Consolidated Financial Statements

1. Unaudited Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2023	March 31, 2024
Assets
Current assets
Cash and cash equivalents	7,516,966	9,412,060
Trade accounts and other receivables	3,586,130	3,789,429
Receivables related to financial services	8,279,806	11,057,269
Other financial assets	1,715,675	4,702,168
Inventories	4,255,614	4,605,368
Income tax receivable	218,704	116,886
Other current assets	886,885	1,031,098

Total current assets	26,459,781	34,714,279

Non-current assets
Investments accounted for using the equity method	5,227,345	5,710,106
Receivables related to financial services	16,491,045	20,637,090
Other financial assets	10,556,431	11,390,559
Property, plant and equipment
Land	1,426,370	1,441,811
Buildings	5,464,811	5,884,749
Machinery and equipment	14,796,619	16,469,032
Vehicles and equipment on operating leases	6,774,427	7,523,911
Construction in progress	846,866	1,040,188

Total property, plant and equipment, at cost	29,309,093	32,359,692

Less - Accumulated depreciation and impairment losses	(16,675,119)	(18,101,905)

Total property, plant and equipment, net	12,633,974	14,257,788

Right of use assets	491,368	532,835
Intangible assets	1,249,122	1,355,326
Deferred tax assets	387,427	502,230
Other non-current assets	806,687	1,014,083

Total non-current assets	47,843,399	55,400,017

Total assets	74,303,180	90,114,296

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

	Yen in millions
	March 31, 2023	March 31, 2024
Liabilities
Current liabilities
Trade accounts and other payables	4,986,309	5,251,357
Short-term and current portion of long-term debt	12,305,639	15,406,284
Accrued expenses	1,552,345	1,863,760
Other financial liabilities	1,392,397	1,700,137
Income taxes payable	404,606	1,224,542
Liabilities for quality assurance	1,686,357	1,836,314
Other current liabilities	1,632,063	1,895,516

Total current liabilities	23,959,715	29,177,909

Non-current liabilities
Long-term debt	17,074,634	21,155,496
Other financial liabilities	533,710	495,814
Retirement benefit liabilities	1,065,508	1,077,962
Deferred tax liabilities	1,802,346	2,219,638
Other non-current liabilities	603,052	748,139

Total non-current liabilities	21,079,251	25,697,049

Total liabilities	45,038,967	54,874,958

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	498,728	491,802
Retained earnings	28,343,296	32,795,365
Other components of equity	2,836,195	4,503,756
Treasury stock	(3,736,562)	(3,966,982)

Total Toyota Motor Corporation shareholders’ equity	28,338,706	34,220,991

Non-controlling interests	925,507	1,018,347

Total shareholders’ equity	29,264,213	35,239,338

Total liabilities and shareholders’ equity	74,303,180	90,114,296

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

2. Unaudited Consolidated Statement of Income and Unaudited Consolidated Statement of Comprehensive Income

Unaudited Consolidated Statement of Income

	Yen in millions
	For the year ended March 31, 2023	For the year ended March 31, 2024
Sales revenues
Sales of products	34,367,619	41,648,130
Financial services	2,786,679	3,447,195

Total sales revenues	37,154,298	45,095,325

Costs and expenses
Cost of products sold	29,128,561	33,600,612
Cost of financial services	1,712,721	2,126,395
Selling, general and administrative	3,587,990	4,015,383

Total costs and expenses	34,429,273	39,742,390

Operating income	2,725,025	5,352,934

Share of profit (loss) of investments accounted for using the equity method	643,063	763,137
Other finance income	379,350	747,236
Other finance costs	(125,113)	(103,709)
Foreign exchange gain (loss), net	124,516	187,568
Other income (loss), net	(78,109)	17,918

Income before income taxes	3,668,733	6,965,085

Income tax expense	1,175,765	1,893,665

Net income	2,492,967	5,071,421

Net income attributable to
Toyota Motor Corporation	2,451,318	4,944,933
Non-controlling interests	41,650	126,488

Net income	2,492,967	5,071,421

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	179.47	365.94

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

Unaudited Consolidated Statement of Comprehensive Income

	Yen in millions
	For the year ended March 31, 2023	For the year ended March 31, 2024
Net income	2,492,967	5,071,421
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	99,223	557,539
Remeasurements of defined benefit plans	65,153	46,328
Share of other comprehensive income of equity method investees	(77,148)	156,118

Total of items that will not be reclassified to profit (loss)	87,228	759,984

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	676,042	1,178,875
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(115,738)	12,247
Share of other comprehensive income of equity method investees	180,181	165,996

Total of items that may be reclassified subsequently to profit (loss)	740,485	1,357,118

Total other comprehensive income, net of tax	827,713	2,117,103

Comprehensive income	3,320,681	7,188,523

Comprehensive income for the period attributable to
Toyota Motor Corporation	3,251,090	6,999,828
Non-controlling interests	69,591	188,696

Comprehensive income	3,320,681	7,188,523

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

3. Unaudited Consolidated Statement of Changes in Equity

For the year ended March 31, 2023

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income	—	—	2,451,318	—	—	2,451,318	41,650	2,492,967
Other comprehensive income, net of tax	—	—	—	799,772	—	799,772	27,941	827,713

Total comprehensive income	—	—	2,451,318	799,772	—	3,251,090	69,591	3,320,681

Transactions with owners and other
Dividends paid	—	—	(727,980)	—	—	(727,980)	(84,986)	(812,966)
Repurchase of treasury stock	—	—	—	—	(431,099)	(431,099)	—	(431,099)
Reissuance of treasury stock	—	334	—	—	573	907	—	907
Equity transactions and other	—	(181)	—	—	—	(181)	32,052	31,871

Total transactions with owners and other	—	152	(727,980)	—	(430,526)	(1,158,353)	(52,934)	(1,211,287)

Reclassification to retained earnings	—	—	166,831	(166,831)	—	—	—	—

Balances at March 31, 2023	397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

For the year ended March 31, 2024
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2023	397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income	—	—	4,944,933	—	—	4,944,933	126,488	5,071,421
Other comprehensive income, net of tax	—	—	—	2,054,895	—	2,054,895	62,208	2,117,103

Total comprehensive income	—	—	4,944,933	2,054,895	—	6,999,828	188,696	7,188,523

Transactions with owners and other
Dividends paid	—	—	(880,197)	—	—	(880,197)	(90,309)	(970,506)
Repurchase of treasury stock	—	—	—	—	(231,069)	(231,069)	—	(231,069)
Reissuance of treasury stock	—	263	—	—	649	911	—	911
Equity transactions and other	—	(7,188)	—	—	—	(7,188)	(5,546)	(12,735)

Total transactions with owners and other	—	(6,926)	(880,197)	—	(230,420)	(1,117,543)	(95,856)	(1,213,398)

Reclassification to retained earnings	—	—	387,334	(387,334)	—	—	—	—

Balances at March 31, 2024	397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

4. Unaudited Consolidated Statement of Cash Flows

	Yen in millions
	For the year ended March 31, 2023	For the year ended March 31, 2024
Cash flows from operating activities
Net income	2,492,967	5,071,421
Depreciation and amortization	2,039,904	2,087,066
Interest income and interest costs related to financial services, net	(694,331)	(713,506)
Share of profit (loss) of investments accounted for using the equity method	(643,063)	(763,137)
Income tax expense	1,175,765	1,893,665
Changes in operating assets and liabilities, and other	(1,502,482)	(3,975,836)
(Increase) decrease in trade accounts and other receivables	(532,432)	(859,239)
(Increase) decrease in receivables related to financial services	(1,760,288)	(3,398,434)
(Increase) decrease in inventories	(350,550)	(207,529)
(Increase) decrease in other current assets	(61,538)	(326,365)
Increase (decrease) in trade accounts and other payables	712,400	560,737
Increase (decrease) in other current liabilities	545,666	666,513
Increase (decrease) in retirement benefit liabilities	21,213	(161)
Other, net	(76,953)	(411,358)
Interest received	1,516,404	2,292,156
Dividends received	460,351	587,259
Interest paid	(593,216)	(1,148,392)
Income taxes paid, net of refunds	(1,297,224)	(1,124,322)

Net cash provided by (used in) operating activities	2,955,076	4,206,373

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,450,196)	(1,846,447)
Additions to equipment leased to others	(1,907,356)	(2,867,660)
Proceeds from sales of fixed assets excluding equipment leased to others	56,436	154,985
Proceeds from sales of equipment leased to others	1,659,161	2,008,634
Additions to intangible assets	(348,280)	(334,287)
Additions to public and corporate bonds and stocks	(1,150,214)	(2,972,779)
Proceeds from sales of public and corporate bonds and stocks	393,982	1,201,405
Proceeds upon maturity of public and corporate bonds	939,747	1,049,963
Other, net	207,829	(1,392,565)

Net cash provided by (used in) investing activities	(1,598,890)	(4,998,751)

Cash flows from financing activities
Increase (decrease) in short-term debt	239,689	401,740
Proceeds from long-term debt	9,276,918	12,057,349
Payments of long-term debt	(8,353,033)	(8,752,329)
Dividends paid to Toyota Motor Corporation common shareholders	(727,980)	(880,197)
Dividends paid to non-controlling interests	(84,986)	(90,309)
Reissuance (repurchase) of treasury stock	(431,099)	(231,069)
Other, net	24,310	(7,627)

Net cash provided by (used in) financing activities	(56,180)	2,497,558

Effect of exchange rate changes on cash and cash equivalents	103,305	189,914

Net increase (decrease) in cash and cash equivalents	1,403,311	1,895,094

Cash and cash equivalents at beginning of year	6,113,655	7,516,966

Cash and cash equivalents at end of year	7,516,966	9,412,060

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

5. Going Concern Assumption

None

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

6. Segment Information

(1) Segment Information

As of and for the year ended March 31, 2023

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	33,776,870	2,786,679	590,749	—	37,154,298
Inter-segment revenues and transfers	43,131	22,968	634,194	(700,293)	—

Total	33,820,000	2,809,647	1,224,943	(700,293)	37,154,298
Operating expenses	31,639,363	2,372,131	1,121,492	(703,713)	34,429,273

Operating income	2,180,637	437,516	103,451	3,420	2,725,025

Total assets	26,321,858	35,525,441	2,946,994	9,508,887	74,303,180
Investments accounted for using the equity method	4,717,231	92,903	272,752	144,460	5,227,345
Depreciation and amortization	1,205,687	799,156	35,062	—	2,039,904
Capital expenditures	1,688,114	1,786,373	38,748	(17,015)	3,496,219

As of and for the year ended March 31, 2024

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	41,080,731	3,447,195	567,399	—	45,095,325
Inter-segment revenues and transfers	185,473	37,003	800,766	(1,023,242)	—

Total	41,266,204	3,484,198	1,368,164	(1,023,242)	45,095,325
Operating expenses	36,644,729	2,914,175	1,192,923	(1,009,437)	39,742,390

Operating income	4,621,475	570,023	175,241	(13,805)	5,352,934

Total assets	29,351,344	43,834,183	3,011,363	13,917,406	90,114,296
Investments accounted for using the equity method	5,114,364	110,308	282,888	202,546	5,710,106
Depreciation and amortization	1,268,479	784,013	34,574	—	2,087,066
Capital expenditures	2,011,361	2,763,931	103,242	(30,492)	4,848,042

Note:

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2023 and March 31, 2024 are 11,101,175 million yen and 15,790,074 million yen, respectively.

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

(2) Consolidated Financial Statements on Non-Financial Services Businesses and Financial Services Business

Consolidated Statement of Financial Position on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	March 31, 2023	March 31, 2024
Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	5,548,398	6,892,817
Trade accounts and other receivable	3,594,057	3,768,520
Other financial assets	849,779	3,864,242
Inventories	4,255,614	4,605,368
Other current assets	749,078	805,940

Total current assets	14,996,926	19,936,887

Non-current assets
Property, plant and equipment	7,729,000	8,680,731
Other	17,337,727	19,123,829

Total non-current assets	25,066,727	27,804,560

Total assets	40,063,653	47,741,447

(Financial Services Business)
Current assets
Cash and cash equivalents	1,968,568	2,519,244
Trade accounts and other receivable	286,960	382,007
Receivables related to financial services	8,279,806	11,057,269
Other financial assets	1,680,242	1,575,059
Other current assets	362,660	352,918

Total current assets	12,578,237	15,886,497

Non-current assets
Receivables related to financial services	16,491,045	20,637,090
Property, plant and equipment	4,904,975	5,577,058
Other	1,551,183	1,733,539

Total non-current assets	22,947,204	27,947,687

Total assets	35,525,441	43,834,183

(Elimination)
Elimination of assets	(1,285,914)	(1,461,335)
(Consolidated)

Total assets	74,303,180	90,114,296

Note: Assets in non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

	Yen in millions
	March 31, 2023	March 31, 2024
Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	4,689,034	4,890,913
Short-term and current portion of long-term debt	1,170,114	929,662
Accrued expenses	1,446,697	1,750,221
Income taxes payable	361,000	1,185,678
Other current liabilities	3,266,095	3,583,929

Total current liabilities	10,932,939	12,340,403

Non-current liabilities
Long-term debt	1,553,622	1,938,535
Retirement benefit liabilities	1,047,430	1,058,742
Other non-current liabilities	1,867,028	2,545,491

Total non-current liabilities	4,468,080	5,542,768

Total liabilities	15,401,019	17,883,171

(Financial Services Business)
Current liabilities
Trade accounts and other payables	547,511	651,381
Short-term and current portion of long-term debt	11,583,602	14,890,892
Accrued expenses	128,994	148,767
Income taxes payable	43,607	38,864
Other current liabilities	1,841,562	2,219,104

Total current liabilities	14,145,275	17,949,008

Non-current liabilities
Long-term debt	15,627,943	19,356,672
Retirement benefit liabilities	18,078	19,220
Other non-current liabilities	1,135,862	1,131,501

Total non-current liabilities	16,781,883	20,507,393

Total liabilities	30,927,158	38,456,401

(Elimination)
Elimination of liabilities	(1,289,211)	(1,464,614)
(Consolidated)

Total liabilities	45,038,967	54,874,958

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	28,338,706	34,220,991

(Consolidated) Non-controlling interests	925,507	1,018,347

(Consolidated) Total shareholders’ equity	29,264,213	35,239,338

(Consolidated) Total liabilities and shareholders’ equity	74,303,180	90,114,296

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

Consolidated Statement of Income on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2023	For the year ended March 31, 2024
(Non-Financial Services Businesses)
Sales revenues	34,409,011	41,832,663
Cost of revenues	29,132,715	33,763,076
Selling, general and administrative	2,990,316	3,278,135

Operating income	2,285,980	4,791,453

Other income (loss), net	943,777	1,608,345

Income before income taxes	3,229,757	6,399,798

Income tax expense	1,040,864	1,741,885

Net income	2,188,893	4,657,913

Net income attributable to
Toyota Motor Corporation	2,152,509	4,540,311
Non-controlling interests	36,384	117,602

(Financial Services Business)
Sales revenues	2,809,647	3,484,198
Cost of revenues	1,741,117	2,145,694
Selling, general and administrative	631,014	768,481

Operating income	437,516	570,023

Other income (loss), net	(5,013)	1,762

Income before income taxes	432,503	571,786

Income tax expense	134,903	151,785

Net income	297,600	420,000

Net income attributable to
Toyota Motor Corporation	292,334	411,114
Non-controlling interests	5,266	8,886

(Elimination)
Elimination of net income	6,475	(6,492)
(Consolidated)

Net income	2,492,967	5,071,421

Net income attributable to
Toyota Motor Corporation	2,451,318	4,944,933
Non-controlling interests	41,650	126,488

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

Consolidated Statement of Cash Flows on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2023	For the year ended March 31, 2024
(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	2,188,893	4,657,913
Depreciation and amortization	1,240,749	1,303,053
Share of profit (loss) of investments accounted for using the equity method	(633,324)	(752,779)
Income tax expense	1,040,864	1,741,885
Changes in operating assets and liabilities, and other	463,871	120,731
Interest received	234,945	454,713
Dividends received	454,752	582,022
Interest paid	(28,206)	(104,008)
Income taxes paid, net of refunds	(1,280,341)	(1,033,448)

Net cash provided by (used in) operating activities	3,682,203	6,970,082

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,439,724)	(1,815,239)
Additions to equipment leased to others	(147,792)	(153,324)
Proceeds from sales of fixed assets excluding equipment leased to others	54,572	152,830
Proceeds from sales of equipment leased to others	44,195	47,557
Additions to intangible assets	(333,295)	(317,606)
Additions to public and corporate bonds and stocks	(503,977)	(2,639,166)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	892,814	1,757,282
Other, net	236,351	(1,386,377)

Net cash provided by (used in) investing activities	(1,196,856)	(4,354,045)

Cash flows from financing activities
Increase (decrease) in short-term debt	142,688	66,953
Proceeds from long-term debt	474,535	533,333
Payments of long-term debt	(637,982)	(634,215)
Dividends paid to Toyota Motor Corporation common shareholders	(727,980)	(880,197)
Dividends paid to non-controlling interests	(79,782)	(85,991)
Reissuance (repurchase) of treasury stock	(431,099)	(231,069)
Other, net	21,458	(7,570)

Net cash provided by (used in) financing activities	(1,238,161)	(1,238,756)

Effect of exchange rate changes on cash and cash equivalents	1,690	(32,862)

Net increase (decrease) in cash and cash equivalents	1,248,876	1,344,419

Cash and cash equivalents at beginning of year	4,299,522	5,548,398

Cash and cash equivalents at end of year	5,548,398	6,892,817

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

	Yen in millions
	For the year ended March 31, 2023	For the year ended March 31, 2024
(Financial Services Business)
Cash flows from operating activities
Net income	297,600	420,000
Depreciation and amortization	799,156	784,013
Interest income and interest costs related to financial services, net	(703,971)	(734,880)
Share of profit (loss) of investments accounted for using the equity method	(9,739)	(10,357)
Income tax expense	134,903	151,785
Changes in operating assets and liabilities, and other	(1,958,779)	(4,100,301)
Interest received	1,291,100	1,858,816
Dividends received	5,599	5,236
Interest paid	(574,650)	(1,065,757)
Income taxes paid, net of refunds	(16,883)	(90,874)

Net cash provided by (used in) operating activities	(735,664)	(2,782,318)

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(10,472)	(31,208)
Additions to equipment leased to others	(1,759,564)	(2,714,336)
Proceeds from sales of fixed assets excluding equipment leased to others	1,865	2,155
Proceeds from sales of equipment leased to others	1,614,965	1,961,077
Additions to intangible assets	(14,985)	(16,680)
Additions to public and corporate bonds and stocks	(646,237)	(333,613)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	440,915	494,085
Other, net	(30,385)	14,732

Net cash provided by (used in) investing activities	(403,898)	(623,788)

Cash flows from financing activities
Increase (decrease) in short-term debt	171,293	339,666
Proceeds from long-term debt	8,892,261	11,620,147
Payments of long-term debt	(7,868,820)	(8,221,432)
Dividends paid to non-controlling interests	(5,204)	(4,318)
Other, net	2,853	(57)

Net cash provided by (used in) financing activities	1,192,382	3,734,005

Effect of exchange rate changes on cash and cash equivalents	101,615	222,776

Net increase (decrease) in cash and cash equivalents	154,436	550,675

Cash and cash equivalents at beginning of year	1,814,133	1,968,568

Cash and cash equivalents at end of year	1,968,568	2,519,244

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	103,305	189,914

Net increase (decrease) in cash and cash equivalents	1,403,311	1,895,094

Cash and cash equivalents at beginning of year	6,113,655	7,516,966

Cash and cash equivalents at end of year	7,516,966	9,412,060

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

(3) Geographic Information

As of and for the year ended March 31, 2023

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	9,122,282	13,509,027	4,097,537	7,076,922	3,348,530	—	37,154,298
Inter-segment revenues and transfers	8,460,914	334,874	176,198	967,984	123,663	(10,063,633)	—

Total	17,583,196	13,843,901	4,273,735	8,044,906	3,472,193	(10,063,633)	37,154,298
Operating expenses	15,681,733	13,918,637	4,216,276	7,330,455	3,240,832	(9,958,659)	34,429,273

Operating income (loss)	1,901,463	(74,736)	57,460	714,451	231,362	(104,974)	2,725,025

Total assets	23,241,334	26,024,734	6,813,474	7,908,520	4,726,373	5,588,745	74,303,180
Non-current assets	5,658,859	6,255,561	1,042,726	1,031,057	565,377	—	14,553,580

As of and for the year ended March 31, 2024

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,193,556	17,624,268	5,503,738	7,604,269	4,169,494	—	45,095,325
Inter-segment revenues and transfers	10,827,165	318,805	178,026	1,126,479	220,292	(12,670,767)	—

Total	21,020,721	17,943,072	5,681,764	8,730,749	4,389,785	(12,670,767)	45,095,325
Operating expenses	17,536,451	17,436,753	5,293,668	7,865,158	4,191,441	(12,581,079)	39,742,390

Operating income	3,484,270	506,319	388,096	865,591	198,345	(89,687)	5,352,934

Total assets	24,711,142	31,886,959	8,749,680	9,096,282	6,167,902	9,502,332	90,114,296
Non-current assets	5,827,404	7,374,724	1,407,680	1,190,348	686,104	—	16,486,260

Note: 1.

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2023 and March 31, 2024 are 11,101,175 million yen and 15,790,074 million yen, respectively.

2.	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
3.	Non-current assets do not include financial instruments, deferred tax assets, net defined benefit assets and rights arising under insurance contracts.

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

7. Earnings Per Share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation
For the year ended March 31, 2023
Net income attributable to Toyota Motor Corporation	2,451,318

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	2,451,318	13,658,382	179.47

For the year ended March 31, 2024
Net income attributable to Toyota Motor Corporation	4,944,933

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	4,944,933	13,512,848	365.94

In addition to the disclosure requirements under IFRS, Toyota discloses the information below in order to provide financial statements users with valuable information.

The following table shows Toyota Motor Corporation shareholders’ equity per share. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equity in the consolidated statement of financial position by common shares issued and outstanding at the end of the year (excluding treasury stock).

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2023	28,338,706	13,565,180	2,089.08
As of March 31, 2024	34,220,991	13,474,172	2,539.75

“Diluted earnings per share attributable to Toyota Motor Corporation” equals “Basic earnings per share attributable to Toyota Motor Corporation” for the years ended March 31, 2023 and 2024, because there were no potential dilutive shares during such periods.

TOYOTA MOTOR CORPORATION FY2024 Financial Summary

8. Significant subsequent events

Repurchase of shares -

At the Meeting of the Board of Directors held on May 8, 2024, TMC resolved to repurchase its common shares pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied to Article 165, Paragraph 3 of the Companies Act, as set forth below.

Reason for repurchasing shares

TMC will flexibly repurchase its common stock while considering factors such as the price level of its common stock. In addition, TMC will use such means to respond to requests for the sale of its own shares as needed in the future.

Details of matters relating to repurchase

Kind of stock to be repurchased	Common stock of TMC

Number of shares to be repurchased	410,000,000 shares (maximum)

Total purchase price for repurchase of shares	¥1,000,000 million (maximum)

Period of repurchase	From May 9, 2024 to April 30, 2025

Retirement of treasury stock -

At the Meeting of the Board of Directors held on May 8, 2024, TMC resolved to retire its treasury stock pursuant to Article 178 of the Companies Act.

Reason for retiring treasury stock

To relieve concerns regarding the dilution of TMC’s share value due to disposition of treasury stock in the future.

Details of matters relating to retirement

Kind of stock to be retired	Common stock of TMC

Number of shares to be retired	520,000,000 shares

Scheduled date of retirement	May 9, 2024

Supplemental Material for Financial Results for FY2024 (Consolidated)

< IFRS >

	FY2023										FY2024										FY2025
	1Q (2022/4-6)		2Q (2022/7-9)		3Q (2022/10-12)		4Q (2023/1-3)		12 months (‘22/4-‘23/3)		1Q (2023/4-6)		2Q (2023/7-9)		3Q (2023/10-12)		4Q (2024/1-3)		12 months (‘23/4-‘24/3)		Forecast 12 months (‘24/4-‘25/3)
Vehicle Production (thousands of units)	1,936		2,179		2,243		2,336		8,694		2,345		2,379		2,444		2,095		9,263
(Japan) –including Daihatsu & Hino	802		934		975		1,078		3,789		1,025		1,090		1,115		813		4,042
[Daihatsu & Hino]	[208	]	[240	]	[285	]	[269	]	[1,002	]	[190	]	[232	]	[247	]	[65	]	[734	]
(Overseas) –including Daihatsu & Hino	1,135		1,245		1,268		1,258		4,905		1,321		1,289		1,328		1,282		5,221
[Daihatsu & Hino]	[121	]	[157	]	[164	]	[156	]	[597	]	[118	]	[139	]	[134	]	[114	]	[506	]
North America	452		460		415		441		1,768		520		482		475		499		1,976
Europe	201		183		210		176		771		223		161		238		224		846
Asia	372		468		510		508		1,859		437		498		489		453		1,876
Central and South America	104		105		95		95		398		102		105		91		85		383
Africa	5		28		38		38		109		39		44		35		22		140
Vehicle Sales (thousands of units)	2,013		2,146		2,331		2,331		8,822		2,326		2,418		2,551		2,148		9,443		9,500
(Japan) –including Daihatsu & Hino	403		466		532		668		2,069		532		540		558		363		1,993		1,870
[Daihatsu & Hino]	[126	]	[144	]	[169	]	[182	]	[621	]	[134	]	[141	]	[154	]	[48	]	[477	]	[330	]
(Overseas) –including Daihatsu & Hino	1,610		1,680		1,799		1,664		6,753		1,794		1,878		1,993		1,784		7,450		7,630
[Daihatsu & Hino]	[68	]	[78	]	[92	]	[83	]	[321	]	[69	]	[74	]	[64	]	[64	]	[271	]	[270	]
North America	635		610		607		555		2,407		682		703		776		655		2,816		2,870
Europe	248		231		277		273		1,030		286		270		327		308		1,192		1,160
Asia	361		456		476		458		1,751		417		478		480		428		1,804		1,940
Central and South America	123		128		144		115		509		128		126		120		136		510		500
Oceania	76		67		68		54		265		76		87		80		74		318		300
Africa	36		61		68		61		226		59		62		55		46		221		260
Middle East	130		126		157		145		559		143		149		151		136		579		600
Other	2		2		2		2		7		3		2		3		2		10
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,544		2,625		2,721		2,669		10,558		2,751		2,845		2,968		2,526		11,090		10,950

Supplemental 1

Supplemental Material for Financial Results for FY2024 (Consolidated)

< IFRS >

	FY2023					FY2024						FY2025
	1Q (2022/4-6)	2Q (2022/7-9)	3Q (2022/10-12)	4Q (2023/1-3)	12 months (‘22/4-‘23/3)	1Q (2023/4-6)	2Q (2023/7-9)	3Q (2023/10-12)	4Q (2024/1-3)	12 months (‘23/4-‘24/3)		Forecast 12 months (‘24/4-‘25/3)
Foreign Exchange Rates
Yen to US Dollar Rate	130	138	141	132	135	137	145	148	149	145		as premise: 145
Yen to Euro Rate	138	139	144	142	141	150	157	159	161	157		as premise: 160
Number of Employees	376,971	377,369	375,396	375,235	375,235	379,659	381,576	380,737	380,793	380,793	(Note 1)
Sales Revenues (billions of yen)	8,491.1	9,218.2	9,754.6	9,690.2	37,154.2	10,546.8	11,434.7	12,041.1	11,072.6	45,095.3		46,000.0
Geographic Information
Japan	3,899.7	4,290.1	4,582.2	4,811.0	17,583.1	5,105.5	5,404.7	5,626.8	4,883.5	21,020.7
North America	3,349.9	3,523.6	3,588.9	3,381.4	13,843.9	4,092.0	4,504.2	4,958.1	4,388.6	17,943.0
Europe	973.0	939.3	1,155.6	1,205.6	4,273.7	1,299.0	1,359.4	1,520.7	1,502.4	5,681.7
Asia	1,795.6	2,153.3	2,183.9	1,911.9	8,044.9	1,964.5	2,346.6	2,371.3	2,048.2	8,730.7
Other	828.7	907.5	907.1	828.7	3,472.1	1,024.6	1,165.1	974.0	1,225.9	4,389.7
Elimination	-2,355.9	-2,595.8	-2,663.2	-2,448.5	-10,063.6	-2,939.0	-3,345.3	-3,410.0	-2,976.3	-12,670.7
Business Segment
Automotive	7,720.1	8,408.9	8,871.4	8,819.4	33,820.0	9,687.9	10,477.3	11,065.7	10,035.1	41,266.2
Financial Services	652.1	704.2	741.7	711.5	2,809.6	775.1	846.1	922.3	940.4	3,484.1
All Other	262.3	271.0	312.2	379.2	1,224.9	306.4	319.2	357.4	385.0	1,368.1
Elimination	-143.4	-166.0	-170.6	-220.0	-700.2	-222.7	-207.9	-304.4	-288.0	-1,023.2
Operating Income (billions of yen)	578.6	562.7	956.6	626.9	2,725.0	1,120.9	1,438.3	1,680.9	1,112.6	5,352.9		4,300.0
(Operating Income Ratio) (%)	(6.8)	(6.1)	(9.8)	(6.5)	(7.3)	(10.6)	(12.6)	(14.0)	(10.0)	(11.9)		(9.3)
Geographic Information
Japan	336.7	521.1	683.4	360.1	1,901.4	701.9	879.1	1,104.1	799.0	3,484.2
North America	14.5	-85.6	-17.9	14.2	-74.7	119.6	169.4	227.4	-10.2	506.3
Europe	19.6	-65.5	62.6	40.7	57.4	83.0	99.3	103.1	102.5	388.0
Asia	212.7	178.9	168.7	154.0	714.4	186.2	224.9	238.4	215.9	865.5
Other	45.8	64.0	66.1	55.3	231.3	85.4	104.2	9.2	-0.6	198.3
Elimination	-50.8	-50.1	-6.3	2.3	-104.9	-55.4	-38.7	-1.5	5.9	-89.6
Business Segment
Automotive	449.2	453.7	818.8	458.8	2,180.6	945.6	1,301.6	1,472.6	901.5	4,621.4
Financial Services	114.5	84.4	125.0	113.5	437.5	147.2	97.6	172.0	153.0	570.0
All Other	18.3	20.3	18.4	46.2	103.4	40.2	39.5	44.1	51.2	175.2
Elimination	-3.4	4.3	-5.7	8.3	3.4	-12.2	-0.4	-7.9	6.8	-13.8
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	171.0	133.5	170.0	168.3	643.0	193.3	185.1	217.6	166.9	763.1		680.0
Income before Income Taxes (billions of yen)	1,021.7	812.5	1,034.9	799.4	3,668.7	1,720.5	1,800.9	1,835.5	1,608.0	6,965.0		5,070.0
(Income before Income Taxes Ratio) (%)	(12.0)	(8.8)	(10.6)	(8.3)	(9.9)	(16.3)	(15.7)	(15.2)	(14.5)	(15.4)		(11.0)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	736.8	434.2	727.9	552.2	2,451.3	1,311.3	1,278.0	1,357.8	997.6	4,944.9		3,570.0
(Net Income Ratio) (%)	(8.7)	(4.7)	(7.5)	(5.7)	(6.6)	(12.4)	(11.2)	(11.3)	(9.0)	(11.0)		(7.8)
Dividends
Cash Dividends (billions of yen)	—	342.1	—	474.7	816.9	—	405.4	—	606.3	1,011.7	(Note 2)
Cash Dividends per Share (yen)	—	25	—	35	60	—	30	—	45	75
Payout Ratio (%)	—	29.2	—	37.1	33.4	—	15.6	—	25.7	20.4
Value of Shares Repurchased (billions of yen)[actual purchase]	121.3	74.2	141.0	94.5	431.0	34.3	82.1	75.0	39.4	231.0	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	149.9	—	149.9	299.9	—	99.9	—	1,000.0	1,099.9	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987

Supplemental 2

Supplemental Material for Financial Results for FY2024 (Consolidated)

< IFRS >

	FY2023					FY2024						FY2025
	1Q (2022/4-6)	2Q (2022/7-9)	3Q (2022/10-12)	4Q (2023/1-3)	12 months (‘22/4-‘23/3)	1Q (2023/4-6)	2Q (2023/7-9)	3Q (2023/10-12)	4Q (2024/1-3)	12 months (‘23/4-‘24/3)		Forecast 12 months (‘24/4-‘25/3)
R&D Expenses (billions of yen)	302.2	318.4	298.8	322.0	1,241.6	294.8	314.0	289.2	304.2	1,202.3		1,300.0	(Note 5)
Depreciation Expenses (billions of yen)	284.3	289.7	298.1	312.7	1,185.0	298.3	303.2	302.9	343.8	1,248.4		1,380.0	(Note 6)
Geographic Information
Japan	122.6	126.3	118.0	145.8	512.8	140.7	139.5	133.6	152.8	566.7
North America	87.4	95.3	94.4	89.4	366.6	79.4	84.5	91.4	122.4	377.8
Europe	22.1	20.4	20.9	22.3	85.9	21.4	23.4	21.3	15.9	82.1
Asia	39.9	42.5	56.2	45.2	184.0	46.1	44.6	45.4	45.4	181.6
Other	12.2	5.0	8.4	9.7	35.5	10.5	11.1	11.0	7.2	40.0
Capital Expenditures (billions of yen)	274.6	407.4	358.8	564.9	1,605.8	366.6	442.8	486.9	714.4	2,010.8		2,150.0	(Note 6)
Geographic Information
Japan	128.6	151.6	148.1	275.4	703.8	144.0	175.2	174.0	354.3	847.6
North America	97.9	175.3	120.1	162.7	556.1	154.1	159.5	182.6	226.2	722.5
Europe	10.3	10.3	16.9	24.1	61.7	12.5	28.9	23.4	23.9	88.8
Asia	25.7	65.5	63.4	68.1	222.9	41.1	54.9	89.4	82.7	268.2
Other	11.9	4.5	10.2	34.4	61.2	14.7	24.2	17.3	27.1	83.5
Total Liquid Assets (billions of yen)	10,532.2	11,004.6	10,278.7	11,313.7	11,313.7	12,287.8	13,808.6	14,143.6	15,079.5	15,079.5	(Note 7)
Total Assets (billions of yen)	71,935.1	74,484.0	71,580.5	74,303.1	74,303.1	80,131.2	83,661.3	84,232.1	90,114.2	90,114.2
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	27,374.8	28,037.2	27,535.8	28,338.7	28,338.7	30,330.0	31,893.1	32,561.6	34,220.9	34,220.9
Return on Equity (%)	11.0	6.3	10.5	7.9	9.0	17.9	16.4	16.9	12.0	15.8
Return on Asset (%)	4.2	2.4	4.0	3.0	3.5	6.8	6.2	6.5	4.6	6.0
Number of Consolidated Subsidiaries (including Structured Entities)					569					577
Number of Associates and Joint Ventures Accounted for Using the Equity Method					168					165

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2024 (billions of yen, approximately)	4Q (2024/1-3)	12 months (‘23/4-‘24/3)
Marketing Efforts	10.0	2,000.0
Effects of Changes in Exchange Rates	305.0	685.0
Cost Reduction Efforts	185.0	120.0
From Engineering	160.0	0.0
From Manufacturing and Logistics	25.0	120.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-80.0	-380.0
Other	65.7	202.9
(Changes in Operating Income)	485.7	2,627.9
Non-operating Income	322.7	668.4
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	-1.3	120.0
Income tax expense, Net Income Attributable to Non-controlling Interests	-363.1	-802.7
(Changes in Net Income Attributable to Toyota Motor Corporation)	445.3	2,493.6

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)

Shareholder return on Net Income for the period (Stated the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3